CUSIP No: 31810T101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

FinVolution Group
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

31810T101**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP Number applies to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “FINV”. Each ADS represents five (5) Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 31810T101

(1)	Names of Reporting Persons Susquehanna Fundamental Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 194,420 (1)

(6) Shared Voting Power 82,670,730 (1)

(7) Sole Dispositive Power 194,420 (1)

(8) Shared Dispositive Power 82,670,730 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 82,670,730 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.8%

(12)	Type of Reporting Person (See Instructions) OO

(1) Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 31810T101

(1)	Names of Reporting Persons Susquehanna Securities, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 82,476,310 (1)

(6) Shared Voting Power 82,670,730 (1)

(7) Sole Dispositive Power 82,476,310 (1)

(8) Shared Dispositive Power 82,670,730 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 82,670,730 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.8%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1) Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 31810T101

Item 1.
	(a)	Name of Issuer FinVolution Group (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices Building G1, No. 999 Dangui Road Pudong New District Shanghai 201203 The People’s Republic of China

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons” with respect to the Class A Ordinary Shares, US$0.00001 par value per share, of the Company (the “Shares”).

(i)        Susquehanna Fundamental Investments, LLC

(ii)       Susquehanna Securities, LLC

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of Susquehanna Fundamental Investments, LLC, and Susquehanna Securities, LLC is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).		Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).		Title of Class of Securities Class A Ordinary Shares, par value US$0.00001 per share
Item 2(e)

CUSIP Number

CUSIP Number 31810T101 applies to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “FINV”. Each ADS represents five (5) Shares.

CUSIP No: 31810T101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Susquehanna Fundamental Investments, LLC consists of 38,884 ADSs. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC consists of (i) 16,493,362 ADSs and (ii) options to buy 1,900 ADSs. Each ADS represents five (5) Shares.

The Company’s Annual Report on Form 20-F, filed on April 25, 2023, indicates there were 843,996,769 Shares outstanding as of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

CUSIP No: 31810T101

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 31810T101

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2024

SUSQUEHANNA FUNDAMENTAL INVESTMENTS, LLC		SUSQUEHANNA SECURITIES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Secretary

CUSIP No: 31810T101

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Joint Filing Agreement*

*Previously Filed